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                                                                     EXHIBIT 8.1

                                 June 14, 1995

Board of Directors
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 91720

Dear Madam and Sirs:

     This letter is in response to your request for our opinion with respect to certain United States Federal income tax consequences of the transactions to be undertaken pursuant to the Agreement and Plan of Merger Among Watson Pharmaceuticals, Inc., Gum Acquisition Corp., and Circa Pharmaceuticals, Inc., dated as of March 29, 1995, (the "Agreement") as described in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission today (the "Registration Statement"). The Agreement provides for the merger of Gum Acquisition Corp. ("Gum"), a wholly owned subsidiary of Watson Pharmaceuticals, Inc. ("Watson") which has been formed by Watson for this purpose, with and into Circa Pharmaceuticals, Inc. ("Circa") (the "Merger").

     We have acted as counsel to Watson with respect to the transaction described herein, and, in such capacity, we have examined the Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate to render the opinions below. We also have relied upon the representations described below and considered such additional information as we deemed appropriate. Although we have not independently confirmed the accuracy of the representations described below, no fact or circumstance has come to our attention in our capacity as counsel for Watson which would cause us not to rely upon such representations.

                           FACTS AND REPRESENTATIONS

     Circa is a corporation organized under the laws of the State of New York, and is engaged in the development and manufacture of proprietary drugs, the development of alternative delivery systems and the distribution of pharmaceutical products. Circa has only one class of stock outstanding, Circa voting common stock, which is traded on the American Stock Exchange.

     Watson is a corporation organized under the laws of the State of Nevada and is engaged in the manufacture and sale of off-patent medications and the development of advanced drug delivery systems primarily designed to enhance the therapeutic benefits of pharmaceutical compounds. Watson has only one class of stock outstanding, Watson voting common stock, which is traded on the NASDAQ market.

     Gum is a corporation organized under the laws of the State of Nevada and is a wholly owned subsidiary of Watson, which Watson formed for the purpose of merging into Circa. Gum is not engaged in any trade or business.

     The proposed transaction is described in the Registration Statement and may be summarized as follows. Gum will be merged with and into Circa pursuant to the laws of the State of New York and the State of Nevada, and Circa will survive the merger. Circa will become a wholly-owned subsidiary of Watson, and the stock of Gum owned by Watson immediately prior to the Merger will be converted into or exchanged for Circa common stock.

     Each share of Circa common stock which is issued and outstanding immediately prior to the effective date of the Merger, other than shares as to which dissenters' rights are properly exercised, will be converted, without any action on the part of the holders thereof, into the right to receive 0.86 of a share of Watson common stock (which ratio is subject to adjustments under certain circumstances) and will cease to be outstanding and will be canceled and retired. Any shares of Circa common stock held in the treasury of Circa

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will be canceled upon consummation of the Merger, and no consideration will be delivered in exchange for those shares. Certain stock options outstanding with respect to Circa common stock, and shares of restricted common stock of Circa, will be converted to options and restricted stock of Watson with substantially identical terms and conditions. Fractional shares of Watson common stock will not be issued in connection with the Merger, and a Circa stockholder otherwise entitled to a fractional share will be paid cash in lieu of such fractional share. Pursuant to the laws of the State of New York, any Circa stockholders who exercise their right to dissent from the Merger will receive cash equal to the fair value of their Circa shares. Immediately after the Merger, assuming that there is no adjustment to the aforementioned exchange ratio and without taking into account the potential exercise of dissenters' rights, the former holders of Circa common stock will hold approximately 52 percent of the issued and outstanding shares of Watson common stock, and the remaining Watson common stock will be held by the holders of Watson common stock prior to the Merger. The shares of Watson common stock outstanding prior to the Merger will not be affected by the Merger.

     For the reasons set forth in the Registration Statement, the Board of Directors of Watson has concluded that the Merger is in the best interests of Watson and its stockholders, and the Board of Directors of Circa has concluded that the Merger is in the best interests of Circa and its stockholders.

     In connection with the proposed Merger, we have relied upon the following representations, which we anticipate will be made by the managements of Watson and Circa, as the case may be, as of the effective date of the Merger:

          (a) The fair market value of the Watson common stock to be received by Circa stockholders with respect to their Circa common stock will be, in each instance, approximately equal to the fair market value of the Circa common stock surrendered in exchange therefor.

          (b) There is no plan or intention on the part of Circa stockholders who own 5 percent or more of Circa common stock, and, to the best of the knowledge of the officers and directors of Circa, there is no plan or intention on the part of the remaining stockholders of Circa to sell, exchange or otherwise dispose of any Watson common stock to be received by them pursuant to the Merger that would reduce the Circa stockholders' ownership in Watson to a number of shares having, in the aggregate, a fair market value as of the effective date of the Merger of less than 50 percent of the total fair market value of the Circa common stock outstanding immediately before the Merger. For purposes of this representation, shares of Circa common stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of Watson common stock will be treated as outstanding stock of Circa on the effective date of the Merger.

          (c) Watson has no plan or intention to reacquire any of the Watson common stock issued in the Merger.

          (d) Watson has no plan or intention to liquidate Circa or to merge Circa with or into another corporation, or to sell or otherwise dispose of the stock of Circa which Watson will own after the Merger, except for transfers of stock to corporations controlled by Watson.

          (e) Prior to the transaction, Watson will own all of the outstanding stock of Gum and will be in control of Gum within the meaning of section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

          (f) Following the Merger, Watson will hold 100 percent of the outstanding Circa shares.

          (g) Following the Merger, Circa will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets that it held immediately prior to this transaction. For purposes of this representation, amounts paid by Circa to dissenting stockholders and amounts used by Circa to pay reorganization expenses will be included as assets of Circa immediately prior to this transaction.

          (h) Following the Merger, Circa will hold at least 90 percent of the fair market value of Gum's net assets and at least 70 percent of the fair market value of Gum's gross assets held immediately prior to the transaction.

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          (i) Watson does not own, nor has it owned during the past five years, any shares of Circa.

          (j) Watson has no plan or intention to sell or otherwise dispose of or to cause Circa to dispose of any of the assets of Circa, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code.

          (k) Gum will have no liabilities assumed by Circa, and will not transfer to Circa any assets subject to liabilities in the Merger.

          (l) Following the Merger, Watson will continue Circa's historic business or use a significant portion of Circa's historic business assets in a business.

          (m) Watson, Gum, Circa, and the stockholders of Circa will pay their respective expenses, if any, incurred in connection with the Merger.

          (n) There is no intercorporate indebtedness existing between Watson and Circa that was issued, acquired, or will be settled at a discount.

          (o) No party to the Merger is an investment company as defined in section 368(a)(2)(F)(iii) of the Code.

          (p) The payment of cash in lieu of fractional shares of Watson common stock is solely for the purpose of avoiding the expense and inconvenience to Watson of issuing fractional shares and does not represent separately bargained for consideration.

          (q) On the effective date of the Merger, the fair market value of the assets of Circa will exceed the sum of its liabilities plus the amount of liabilities, if any, to which its assets are subject.

          (r) Circa is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

          (s) Watson and Circa each have a valid business purpose apart from tax considerations for the Merger.

          (t) The consideration that will be used to pay any Circa stockholders who dissent from the Merger for their Circa shares will be paid by Circa from assets owned by Circa prior to the Merger.

          (u) After the transaction, Circa will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Circa which, if exercised or converted, would affect Watson's acquisition or retention of control of Circa as defined in section 368(c) of the Code.

          (v) Circa has no plan or intention to issue additional shares of its common stock that would result in Watson losing control of Circa within the meaning of section 368(c) of the Code.

          (w) In the Merger, shares of Circa representing control of Circa, as defined in section 368(c) of the Code, will be exchanged solely for voting stock of Watson.

                                    OPINION

     Based upon the foregoing facts and representations, and upon our consideration of such other questions as we have deemed necessary or appropriate for such purposes, and upon the assumption that the Merger is consummated in accordance with the terms of the Agreement, we are of the opinion that, under current United States Federal income tax laws and regulations, including official interpretations thereof, in effect as of the date hereof:

          (1) The Merger will constitute a reorganization for Federal income tax purposes within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

          (2) None of Watson, Gum or Circa will recognize gain or loss in connection with the Merger.

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          (3) No gain or loss will be recognized by the holders of Circa common stock upon the conversion of such Circa common stock into shares of Watson common stock by reason of the consummation of the Merger, except with respect to cash, if any, received in lieu of fractional shares of Watson common stock or cash received by dissenters.

          (4) Each stockholder will obtain a tax basis in the shares of Watson common stock received in the Merger equal to the tax basis of such stockholder in Circa common stock converted in the Merger, decreased by the amount of any basis allocable to any fractional share of Watson common stock in lieu of which cash was received.

          (5) The holding period for the shares of Watson common stock received by each of Circa's stockholders (including any fractional share deemed issued and then redeemed for cash) will include the holding period for their shares of Circa common stock converted in the Merger, provided their shares of Circa common stock were held as capital assets on the effective date of the Merger.

          (6) A stockholder who receives cash in lieu of a fractional share of Watson common stock will recognize gain or loss equal to the difference between the cash payment received and the stockholder's tax basis in the portion of the share of Circa common stock exchanged therefor. Such gain or loss will be capital gain or loss, provided that such share of Circa common stock was held as a capital asset at the time of the Merger, and will be a long-term capital gain or loss if such share was held for more than one year at such time.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                          Sincerely yours,

                                          D'ANCONA & PFLAUM

                                          By:     /s/  FRED M. ACKERSON
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                                                       Fred M. Ackerson

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